August 7, 2006

Jim Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 7, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 1-12202

Dear Mr. Allegretto:

This letter is to respond to your letter dated July 11, 2006 to ONEOK Partners, L.P. Our responses are as follows:

Form 10-K for fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 52

Changes in Internal Control Over Financial Reporting, Page 59

1.	Please tell us and revise your disclosures to clarify whether or not the changes you have noted here are reasonably likely to materially affect internal control over financial reporting.

RESPONSE:

The changes noted here are not changes that are reasonably likely to materially affect our internal control over financial reporting. The company will modify its disclosures in future filings.

Jim Allegretto

August 7, 2006

Financial Statements

General

2.	In our EDGAR version of your 10K there is no signature of the independent registered public accounting firm. Please include signed auditors’ reports in future filings. See also the audit report on Schedule II.

RESPONSE:

Management confirms that signed auditors’ reports will be included in future filings of the EDGAR version of our Form 10-K.

3.	We note your mention of the potential for asset and goodwill impairment as well as asset removal costs related to your coal slurry pipeline. Please help us understand how you determined that the reopening of Mohave Generating Stations and the related water table issues would result in the resumption of pipeline operations. In this regard, a detailed analysis of the probabilities of permanent closure should be provided. Contrast your probability analysis with the analysis of the owners of Mohave as reflected in their public disclosures. Finally, please also provide us your SFAS No. 142 analysis of the goodwill related to your coal slurry pipeline segment. We may have further comment.

RESPONSE:

Under separate cover letter, the company is filing as confidential its detailed summarization of its response to this item 3, its impairment test performed under SFAS No. 142 related to the goodwill for its coal slurry pipeline, and the valuation report received to assist the company in the preparation of its impairment analysis.

Note 11. Partners’ Equity, Page F-21

4.	It appears that you have two classes of units and the general partner units are not convertible into common units. Please tell us what consideration you gave to using the two-class method of computing earnings per unit, in accordance with paragraph 60 and 61 of SFAS 128 and EITF 03-6.

RESPONSE:

The company has general partner interests and common units. The general partner interests are not convertible into common units. The general partner interests include incentive distribution rights which provide for an increasing proportion of cash distributions from the partnership as the distributions made to limited partners

Jim Allegretto

August 7, 2006

increase above specified levels. Distributions are declared quarterly by our Partnership Policy Committee. Ultimately, the general partner interests receive 50 percent of quarterly distributions in excess of $0.935 per unit ($3.74 annually).

For purpose of our calculation of net income per unit, net income is generally allocated to the general partner as follows: 1) an amount based upon the two percent general partner interest in net income; and 2) the amount of the general partner’s incentive distribution right based on the total cash distributions declared with respect to the period. Our earnings per limited partner unit are then determined by dividing the amount remaining by the weighted average number of limited partner units outstanding. Historically, distributions to the general and limited partners have been in excess of net income and, accordingly, this method results in the most dilutive calculation of earnings per unit.

We consider the guidance in Statement 128, paragraphs 60 and 61 and EITF 03-6 in periods where our year to date net income is in excess of our distributions paid. In such case, we calculate our earnings per unit assuming that all such earnings are distributed to the general partner, including an increase in the amount that would be allocated to incentive distribution rights, and the limited partners.

If earnings per unit were calculated solely on the basis of distributions being equal to net income, the impact would be anti-dilutive. Accordingly, we have computed earnings per unit following the methods described above which we believe is consistent with the guidance for a participating security under the two-class method.

Form 10-Q for fiscal quarter ended March 31, 2006

Item 4. Controls and Procedures, page 28

5.	You state that your management evaluated the effectiveness of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

RESPONSE:

The company confirms that future filings will include revised disclosures regarding effectiveness to include the entire definition of disclosure controls and procedures in

Jim Allegretto

August 7, 2006

Exchange Act rule 13a-15(e). Additionally, the company confirms that its conclusion regarding effectiveness would not have changed had such additional disclosure been included in its Form 10-Q for Fiscal Quarter Ended March 31, 2006.

* * * * * * * * * * * * * * * *

In connection with our responses included herein, ONEOK Partners, L.P. acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any further questions or need additional information relating to the foregoing comments, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments discussed in your letter and that no further action on our part is required.

Sincerely,

/s/ Jim Kneale

Jim Kneale

Executive Vice President-

Finance and Administration

and Chief Financial Officer